SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
___________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Gentiva Health Services, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37247A102
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [  ]  Rule 13d-1(b)

    [x]  Rule 13d-1(c)

    [  ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 37247A102

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Obsidian Management LLC
2.	(a) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (b)	[ ] [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,450,525*
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 2,450,525*
	8.	SHARED DISPOSITIVE POWER -0-
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,450,525 shares *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%**
12.		TYPE OF REPORTING PERSON OO

*As of December 31, 2011.

**Based on 30,794,262 shares outstanding as of  November 3, 2011, as reported in the Issuer's Report on Form 10Q for the period ended  September 30, 2011 filed with the Securities and Exchange Commission on  November 9, 2011.

Cusip No. 37247A102
Amendment No. 1 to Schedule 13G

       Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on October 12, 2011 (the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

       The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4    Ownership:

See Items 5 through 11 of the cover page of this Amendment No. 1 to Schedule 13G, which is incorporated herein by reference.

Cusip No. 37247A102

Signature:

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

OBSIDIAN MANAGEMENT LLC

/s/ Carl Berg
Name: Carl Berg
Title: Managing Member

Dated:  February 6, 2012